
September 28, 2010

Mr. Phillip W. Ware
Chief Executive Officer
Coastal Caribbean Oil & Minerals, Ltd.
Clarendon House, Church Street
Hamilton 5, Bermuda HM CX

> **Re:** **Coastal Caribbean Oil & Minerals, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **File No. 001-04668**

Dear Mr. Ware:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Legal Proceedings, page 8

1. We note your disclosures related to your dispute with American Pipe & Supply Company over failure of your former farmee to make payment in amounts of $80,000. We understand the plaintiff is seeking to foreclose an oil and gas lien on a lease that was formerly held by your wholly owned subsidiary, Coastal Petroleum Company. Please address the following points:

    a. Tell us whether you have accrued any amounts for this litigation in your financial statements.

      b.   Tell us when the lease was transferred to your former farmee and describe how this event was considered in determining whether there was any impairment of capitalized costs related to this property.

Financial Statements

Statement of Common Stock and Capital in Excess of Par Value, page 21

2.   We note that you present a discount on common stock related to two share issuances in 2009. Tell us whether you recorded these issuances at fair value and describe the amount and form of consideration that you received in exchange for these issuances. Please also cite the accounting literature that you believe supports your presentation of a discount on your common stock.

Note 1 – Summary of Significant Accounting Policies, page 22

3.   We note your accounting policy describing your application of the full cost method of accounting, indicating that capitalized costs related to your oil and gas properties are only subject to a ceiling test "once the company has proved reserves." Please understand that the ceiling test for capitalized costs must be performed at the end of each period regardless of whether you have established proved reserves. The test should be completed each quarter to determine whether capitalized costs pertaining to both proved and unproved properties require a write-down for amounts in excess of the ceiling limitation. Please read the guidance in Rule 4-10(c)(4) and SAB Topic 12D and tell us whether the ceiling test would have resulted in a write-down as of any balance sheet date in the historical periods covered by your report had you applied this guidance as required. Provide amended disclosures to indicate the frequency of your ceiling tests, also describing the components of the calculation and any associated write-downs affecting your results for the periods covered by your report.

4.   We note your disclosures indicating that you carry your capitalized property costs at "the lower of cost or fair market value of your unproved properties." Given the mechanics of the full cost rules, this disclosure implies that you have determined that the costs of some of your oil and gas properties are impaired and are therefore subject to amortization. Please amend your disclosures to clarify whether the costs related to your unproved properties are subject to amortization or if they remain temporarily excluded from amortization, following the guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X. Please differentiate between impairments and ceiling test write-downs when preparing the revisions to your disclosures as these terms have specific and different meaning in the full cost rules. Please contact us by telephone if you require further clarification or guidance.

Note 2 – Unproved Oil and Gas Properties, page 23

5.   We note your disclosures indicating that certain of your leases in Montana expire in years 2007 to 2014. Please clarify the extent to which these leases expired in each year through 2009; specify the amounts capitalized for each lease when these were acquired, and describe how the expirations impacted your determination of impairment of capitalized costs associated with these properties.

Controls and Procedures, page 32

6.   We note your disclosures in paragraph 3 indicating management carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. However the conclusion under this same paragraph refers to the effectiveness of internal control over financial reporting. Please revise your disclosure as necessary to include a conclusion regarding the effectiveness of

your disclosure controls and procedures to comply with Item 307 of Regulation S-K.

Exhibit 31.1 - Certifications

7.   The certification you attached as Exhibit 31.1 does not conform to the requirements of Item 601(b)(31) of Regulation S-K. For example, you have omitted the language pertaining to internal control over financial reporting, required in the introductory section of paragraph 4, and in paragraph 4(b). Please file revised certifications that comply with your reporting obligations under Item 601(b)(31) of Regulation S-K.

Closing Comments

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                                          Sincerely,

Karl Hiller
Branch Chief